Exhibition 99.8

Pretoria High Court sets aside Arbitrator’s partial award in Telkom’s review

Telkom SA Limited
(Registration number 1991/005476/06)
JSE and NYSE share code: TKG
ISIN: ZAE000044897
(Telkom)

The Pretoria High Court today announced its decision to set aside the arbitrators partial award made in Telkoms dispute with Telcordia, following the hearing of an extensive six-week review application that started on 11 August 2003. Telcordia was ordered to pay Telkoms costs, including the costs of three counsels.

In terms of the court order, the previous arbitrator, Boswood QC, was removed. The case will now be heard by a panel of three retired Judges of the Supreme Court of Appeal in South Africa.

Telkom’s successful application followed a partial award made by the arbitrator in favour of Telcordia on September 27, 2002, despite a pending Section 20 application by Telkom in the South African High Court to resolve pertinent legal issues on the matter. The dispute first arose in 2000, when Telkom terminated its agreement with Telcordia for the delivery of a fully integrated end-to-end customer activation and assurance system. Telcordia initiated arbitration proceedings under the auspices of the International Chamber of Commerce (ICC) during the first quarter of 2001. In response to Telcordias claims for outstanding amounts and certain out-of-scope services of approximately $130 million, Telkom counter-claimed against Telcordia for in excess of $300 million, including a claim for the refund of monies paid by Telkom to Telcordia.

The High Court decision vindicates Telkoms view that the partial award was vitiated by serious irregularities. Telkoms exposure to contingent liabilities will be significantly reduced for now, and it can look forward to recovering some of its expenses.

27 November 2003